Exhibit 12

SILGAN HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table sets forth Silgan Holdings Inc.’s computation of its ratio of earnings to fixed charges for the periods presented:

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
	(Dollars in thousands)
Earnings before fixed charges:
Income before income taxes	$71,702	$41,651	$133,407	$75,317
Interest and other debt expense (1)	32,415	33,582	62,894	56,677
Interest portion of rental expense	385	258	767	484
Earnings before fixed charges	$104,502	$75,491	$197,068	$132,478

Fixed charges:
Interest and other debt expense (1)	$32,415	$33,582	$62,894	$56,677
Interest portion of rental expense	385	258	767	484
Capitalized interest	307	248	534	369
Total fixed charges	$33,107	$34,088	$64,195	$57,530

Ratio of earnings to fixed charges	3.16	2.21	3.07	2.30

(1) Includes loss on early extinguishment of debt of $2.5 million and $4.4 million for the three months ended June 30,
2018 and 2017, respectively, and $2.5 million and $7.1 million for the six months ended June 30, 2018 and 2017, respectively.